7590-01-P

                            UNITED STATES OF AMERICA

                          NUCLEAR REGULATORY COMMISSION

In the Matter of                             )
                                             )
NORTHEAST NUCLEAR ENERGY                     )    Docket No. 50-423
  COMPANY, et al.                            )
                                             )
(Millstone Nuclear Power Station, Unit 3)    )


          ORDER APPROVING TRANSFER OF LICENSE AND CONFORMING AMENDMENT

                                       I.

          Northeast Nuclear Energy Company (NNECO) is authorized to act as agent for the joint owners of the Millstone Nuclear Power Station, Unit 3, (Millstone
3), and has exclusive responsibility and control over the physical construction, operation, and maintenance of the facility as reflected in Facility Operating License No. NPF-49. Montaup Electric Company (Montaup), one of the joint owners, currently owns a 4.0-percent interest in Millstone 3; New England Power Company
(NEP), another of the joint owners, currently owns a 12.2-percent interest. The U.S. Nuclear Regulatory Commission (NRC) issued Facility Operating License No. NPF-49 on January 31, 1986, pursuant to Part 50 of Title 10 of the Code of Federal Regulations (10 CFR Part 50). The facility is located in New London County, on the southern coast of the state of Connecticut.


                                       II.

          Under cover of a letter dated June 15, 1999, Montaup and NEP submitted an application requesting approval of the direct and indirect transfers of the license to the extent held by Montaup in connection with its 4.0-percent
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ownership interest in Millstone 3, regarding a proposed acquisition of that interest by NEP. The June 15, 1999, application, which incorporated by reference a related application dated March 15, 1999, filed by NEP (NEP-National Grid submittal), was supplemented July 20, September 3, and November 29, 1999, and January 18, 2000 (collectively hereinafter "the application"). In addition, the application requested approval of a conforming amendment to reflect the direct transfer.

          According to the application, on February 1, 1999, New England Electric System (NEES), the parent company of NEP, entered into an Agreement and Plan of Merger and Consent Agreement (Merger Agreement) with Eastern Utilities Associates (EUA), a Massachusetts business trust, which is the indirect parent of Montaup. Under the Merger Agreement, certain transactions will occur that will ultimately result in the indirect transfer of Montaup's interest in Millstone 3 to NEES and the direct transfer of that interest to NEP. NEP would then own a 16.2-percent interest in Millstone 3.

          In addition, by virtue of a separate merger agreement between NEES and the National Grid Group, plc (National Grid), an indirect transfer of Montaup's Millstone 3 license to National Grid would occur by virtue of National Grid acquiring NEES and, indirectly, NEP. NNECO, the sole licensed operator of the facility, would remain the managing agent for the joint owners of the facility and continue to have exclusive responsibility for the management, operations and maintenance of Millstone 3. The application did not propose a change in the rights, obligations, or interests of the other joint owners of Millstone 3. In addition, no physical changes to Millstone 3 or operational changes were proposed.

          The proposed conforming amendment, submitted by NNECO on behalf of NEP to address the proposed direct transfer of the license from Montaup to NEP with regard to NEP's acquisition of Montaup's 4.0-percent interest in Millstone 3, would remove references to Montaup in the license and change the number of
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license holders as stated in the license from 14 to 13. NEP is currently referenced in the license as a licensee, given its existing 12.2-percent ownership interest in Millstone 3, and therefore would not need to be added to the license.

          Approval of the above described license transfer and conforming license amendment was requested pursuant to 10 CFR 50.80 and 50.90. Notice of the application for approval and an opportunity for a hearing was published in the Federal Register on January 19, 2000 (65 FR 2990). No hearing requests were filed.

          Under 10 CFR 50.80, no license, or any right thereunder, shall be transferred, directly or indirectly, through transfer of control of the license, unless the Commission shall give its consent in writing. Upon review of the information in the application, and other information before the Commission, the NRC staff has determined the (1) the merger between EUA and NEES will not affect the qualifications of Montaup as a holder of Facility Operating License NPF-49,
(2) NEP is qualified to hold the license following the acquisition of Montaup's ownership interest in Millstone 3 by NEP, and (3) the acquisition of NEES by National Grid will not affect the qualifications of NEP to hold the license as proposed in the application; and that the direct and indirect transfers of the license, to the extent effected by the described mergers and acquisitions, are otherwise consistent with applicable provisions of law, regulations, and orders issued by the Commission, subject to the conditions set forth herein.

          The NRC staff has further found that the application for the proposed license amendment complies with the standards and requirements of the Atomic Energy Act of 1954, as amended (the Act), and the Commission's rules and regulations set forth in 10 CFR Chapter 1; the facility will operate in conformity with the application, the provisions of the Act, and the rules and regulations of the Commission; there is reasonable assurance that the activities
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authorized by the proposed license amendment can be conducted without endangering the health and safety of the public and that such activities will be conducted in compliance with the Commission's regulations; the issuance of the proposed license amendment will not be inimical to the common defense and security or to the health and safety of the public; and the issuance of the proposed license amendment will be in accordance with 10 CFR Part 51 of the Commission's regulations, and all applicable requirements have been satisfied. The foregoing findings are supported by a safety evaluation dated February 24, 2000.

                                      III.

          Accordingly, pursuant to Sections 161b, 161i, 161o and 184 of the Atomic Energy Act of 1954 (AEA), as amended, 42 USC Sections 2201(b), 2201(i), 2201(o), and 2234; and 10 CFR 50.80, IT IS HEREBY ORDERED that the direct and indirect license transfers referenced above are approved, subject to the following conditions:

          (1) No later than the time the proposed NEES merger with National Grid is consummated, NEP shall establish and make operational a Special Nuclear Committee, as described in the NEP-National Grid submittal, having the composition, authority, responsibilities, and obligations specified in the NEP-National Grid submittal, provided, however, the Special Nuclear Committee may also have exclusive authority on behalf of NEP over taking any action which is ordered by the NRC or any other agency or court of competent jurisdiction. No material changes with respect to the Special Nuclear Committee may be made without the prior written consent of the Director, Office of Nuclear Reactor Regulation. The foregoing provisions may be modified by the Commission upon application and for good cause shown.
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          (2)  The special Nuclear Committee, once established in accordance with Condition (1) above, shall have the responsibility and exclusive authority to ensure, and shall ensure, that the business and activities of NEP with respect to the Millstone 3 license are at all times conducted in a manner consistent with the protection of the public health and safety and common defense and security of the United States.

          (3) NEP shall provide the Director, Office of Nuclear Reactor Regulation a copy of any application, at the time it is filed, to transfer (excluding grants of security interests or liens) from NEP to its current or proposed direct or indirect parent, or to any other affiliated company, facilities for the production, transmission, or distribution of electric energy having a depreciated book value exceeding ten percent (10%) of NEP's consolidated net utility plant, as recorded on NEP's book of accounts.

          (4) Should any of the proposed license transfers approved by this Order not be completed by February 28, 2001, this Order shall become null and void with respect to such transfer, provided, however, upon application and for good cause shown, such date may be extended.

          It is FURTHER ORDERED that, consistent with 10 CFR 2.1315(b), a license amendment that makes the changes, as indicated in Enclosure 2 to the cover letter forwarding this Order, to conform the license to reflect the subject direct license transfer from Montaup to NEP is approved. Such amendment shall be issued and made effective at the time the proposed direct license transfer from Montaup to NEP is completed.

          This Order is effective upon issuance.

          For further details with respect to this Order, see the initial application dated June 15, 1999, and supplements dated July 20, September 3, and November 29, 1999, and January 18, 2000, the NEP-National Grid submittal dated March 15, 1999, and the safety evaluation dated February 24, 2000, which are
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available for public inspection at the Commission's Public Document Room, the
Gelman Building, 2120 L Street, NW., Washington, DC, and accessible electronically through the ADAMS Public Electronic Reading Room link at the NRC Web site http://www.nrc.gov.

          Dated at Rockville, Maryland this 24th day of February, 2000.

                                        FOR THE NUCLEAR REGULATORY COMMISSION



                                        /s/ Samuel J. Collins
                                        ----------------------------------------
                                        Samuel J. Collins, Director
                                        Office of Nuclear Reactor Regulation